Exhibit 2.10

FORM OF

ASSIGNMENT AND ASSUMPTION AGREEMENT

This ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Assignment”) is made and entered into as of __________, 2006 (the “Effective Date”), by and between IMPCO Technologies, Inc., a Delaware corporation (“Assignor”), and Fuel Systems Solutions, Inc., a Delaware corporation (“Assignee”).

RECITALS

WHEREAS, as of immediately prior to the Effective Date, Assignor is a wholly-owned subsidiary of Assignee;

WHEREAS, Assignor and Assignee desire to effect a reorganization of the capital structure of Assignor into a holding company structure (the “Reorganization”), pursuant to which Assignor will become a wholly-owned subsidiary of Assignee and the stockholders of Assignor will exchange all of their shares of Assignor common stock for shares of Assignee common stock, and, in furtherance thereof, Assignor and Assignee have heretofore entered into that certain Agreement and Plan of Reorganization dated as of June 27, 2006 (the “Reorganization Agreement”), by and among, Assignor, Assignee and IMPCO Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Assignee;

WHEREAS, pursuant to Section 7.2 of the Reorganization Agreement, the parties shall execute and deliver or cause to be executed and delivered all such further assignments, assurances or other instruments, and shall take or cause to be taken all such further actions, as may be necessary or desirable to consummate the Reorganization, and in order to consummate the Reorganization the warrants, stock option plans, instruments, agreements and other documents listed below, as amended (collectively, the “Assumed Contracts”), together with the rights, assets, privileges and powers and liabilities, obligations and representations and warranties of Assignor thereunder, shall be assigned to, and assumed by, Assignee.

NOW, THEREFORE, BE IT RESOLVED, that in consideration of the promises and mutual agreements herein contained and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows.

AGREEMENTS

1. Capitalized Terms. Unless otherwise defined herein, capitalized terms shall have the respective meanings ascribed to such terms in the Reorganization Agreement.

2. Assignment and Assumption. (a) Assignor hereby irrevocably transfers and assigns to Assignee all of Assignor’s rights, assets, privileges and powers under the following Assumed Contracts, with all liabilities, obligations, covenants and representations and warranties of Assignor thereunder, as the same were held, performed and observed by Assignor immediately prior to the Effective Date, except as otherwise set forth below, and Assignee hereby accepts such transfer and assignment and assumes the due and punctual observance and performance of each and every such liability, obligation, covenant and representation and warranty:

Employment Agreement, dated as of December 22, 2004, by and between Assignor and Mariano Costamagna.

The Warrants issued pursuant to the Common Stock and Warrants Purchase Agreement, dated January 11, 2002, between Assignor and the Investment Signatories thereto (“January 2002 Warrants”).

The Warrants issued pursuant to the Stock Purchase Warrant, dated as of August 15, 2002, between Assignor and Robert Pachla (“August 2002 Warrants”).

The Warrants issued pursuant to the Stock Purchase Warrant, dated March 28, 2003, between Assignor and Don Simplot (“March 2003 Warrants”).

The Warrants issued pursuant to the Common Stock Warrant, dated April 23, 2003, between Assignor and the signatories thereto (“April 2003 Warrants”).

The Warrants issued pursuant to the Warrants to Purchase Shares of Common Stock, dated May 15, 2004, between Assignor and the signatories thereto (“2004 Warrants”, and together with January 2002 Warrants, August 2002 Warrants, March 2003 Warrants and April 2003 Warrant, the “Warrants”).

The 1989, 1996, 1997, 2000, 2003 and 2004 Stock Incentive Plan and the 1993 Stock Option Plan for Non-Employee Directors of IMPCO and all Stock Option Agreements entered thereunder by and between Assignor and the signatory or signatories, as applicable, thereto (collectively, the “Options”).

(b)	Effective as of the Effective Date:

(i)	Assignor shall be substituted as the “Company” or “IMPCO Technologies, Inc.”, as applicable, under the respective terms and provisions of the Assumed Contracts.

(ii)	The Warrants shall be exercisable for one whole share of Assignee’s common stock for every two shares of Assignor’s common stock subject to such Warrant immediately prior to the Effective Time (with any fractional interests resulting therefrom to be adjusted in accordance with the terms of the applicable Warrant), at an exercise price equal to the product of the exercise price of such Warrant immediately prior to the Effective Time multiplied by two.

(iii)

The Options shall be exercisable for one whole share of Assignee’s common stock for every two shares of Assignor’s common stock subject to such Option immediately prior to the Effective Time (with any fractional interests resulting therefrom to be rounded-up to the nearest whole number), at an exercise price equal to the product of the exercise price of such Option immediately prior to the Effective Time multiplied by two.

3. Binding Effect. This Assignment shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

4. Governing Law. This Assignment shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

5. Further Assurances. The parties shall promptly execute and deliver such further instruments and do such further acts and things as may be required to carry out the intent and purposes of this Assignment.

6. Amendment or Termination. None of the provisions of this Assignment shall be varied or terminated except by written agreement of the parties hereto.

7. Severability. If any provision of this Assignment shall be held invalid or unenforceable by any court of competent jurisdiction, the remainder of this Assignment shall not be affected thereby and each other term, covenant, condition and provision shall be valid and enforceable to the fullest extent permitted by law.

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IN WITNESS WHEREOF, the parties hereto have caused this Assignment and Assumption Agreement to be executed by their duly authorized representatives as of the date first above written.

IMPCO TECHNOLOGIES, INC.

By:
Mariano Costamagna, Chief Executive Officer and President

FUEL SYSTEMS SOLUTIONS, INC.

By:
Thomas M. Costales, Chief Financial Officer, Treasurer and Secretary

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